Exhibit 10.8

Summary of Directors’ Compensation

Quipp currently pays each non-employee director an annual cash retainer of $6,000 ($8,000 for the Chairman of the Board and $7,000 for each Committee chair), a fee of $1,200 for attendance at each meeting of the Board of Directors ($600 for each meeting attended by teleconference) and a fee of $400 for each meeting of a Board committee ($200 for each meeting attended by teleconference).  Quipp also grants an option to purchase 5,000 shares of its common stock to each new director.  The options have an exercise price per share equal to the closing price of the Company’s common stock on the date of grant generally.  The options vest immediately (subject, in the case of Mr. Lori, to limitations on exercise if such exercise would result in the distribution of rights under Quipp’s shareholder rights plan) and expire on the tenth anniversary of the date of grant.